Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated April 2, 2007, relating to the consolidated financial statements of Pro-Pharmaceuticals, Inc. (the “Company”), which report expresses an unqualified opinion and includes explanatory paragraphs relating to the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” effective January 1, 2006, the restatement of the 2005 and 2004 consolidated financial statements, and the substantial doubt about the Company’s ability to continue as a going concern, appearing in the Annual Report on Form 10-K of Pro-Pharmaceuticals, Inc. for the year ended December 31, 2006, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

January 29, 2008